Exhibit 99.1

IM Cannabis Reports Fourth Quarter and Fiscal Year 2022 Financial Results; Revenues in 2022
Increased 60% Year-over-Year

Company to continue its focus on the Israeli and German markets with a primary goal of sustainably increasing revenue in each of these core markets and accelerating path to profitability, while actively managing costs and margins

TORONTO, and GLIL YAM, Israel, March 28, 2023 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, today announced its financial results for the fourth quarter and full year ended December 31, 2022. All amounts are reported in Canadian dollars unless otherwise stated.

Management Commentary

"The fourth quarter marked another pivotal moment on our trajectory to growth and profitability," said Oren Shuster, Chief Executive Officer of IMC. "By commencing our exit from Canada, and the restructuring initiatives announced a few weeks back, we will be able to better focus our resources on growth opportunities in Israel, Germany and elsewhere in Europe. We are determined to continue with our strategic plan by maximizing efficiencies to create a leaner and more flexible organization to better suit the current market environment and our short- to mid-term objectives. We will continue building on the increasing demand and positive momentum in Israel and Germany, supported by strategic alliances with Canadian suppliers and a highly skilled sourcing team, to cement our leadership position in the markets we operate in."

Q4 & Full Year 2022 Financial Results

•
Revenues from Continuing Operations [1] for the year ended December 31, 2022 were $54.3 million, compared to $34.1 million in 2021, an increase of 60%. Revenues from Continuing Operations for Q4 2022 were $14.5 million, compared to $9.9 million in Q4 2021, an increase of 46%. The increase in revenues is primarily attributed to the increase in the quantity of medical cannabis products sold, as well as from a higher average selling price per gram the Company realized from its portfolio of premium branded cannabis products in Israel. Additional increases were derived from the Company's organic growth and related synergies in the areas where it operates.

•
Total Dried Flower sold in 2022 was 6,794kg at an average selling price of $7.12 per gram, compared to 4,278kg sold in 2021 at an average selling price of $6.18 per gram. This is mainly attributable to the higher average selling price per gram the Company recognized through the acquisition of Israeli pharmacies. Total dried flower sold in Q4 2022 was 2,334kg at an average selling price of $5.19 per gram, compared to 1,220kg in Q4 2021, at an average selling price of $6.87 per gram.

•
Gross profit from Continuing Operations for the year ended December 31, 2022 was $9.2 million, compared to $6.3 million in 2021, an increase of 46%. Gross profit from Continuing Operations for Q4 2022 was $2.6 million, compared to $0.98 million in Q4 2021, an increase of 165%.

•	Gross Margin [2] from Continuing Operations in 2022 was 21%, compared to 25% in 2021. Gross Margin in Q4 2022 was 19%, compared to 11% in Q4 2021.

•
General and Administrative Expenses from Continuing Operations in 2022 were $21.5 million, compared to $17.2 million in 2021, an increase of 25%. General and Administrative Expenses from Continuing Operations in Q4 2022 were $9.8 million, compared to $5.4 million in Q4 2021, an increase of 81%. The increase in the general and administrative attributable mainly to non-recurring costs related to fair value adjustment of Company's purchase option of a pharmacy.

•
Selling and Marketing Expenses from Continuing Operations in 2022 were $11.5 million, compared to $6.7 million in 2021, an increase of 72%. Selling and marketing expenses from Continuing Operations in Q4 2022 were $3.1 million, compared to $2.9 million in Q4 2021, an increase of 7%. The increase was mainly attributed to the Company's increased marketing efforts in Israel, increased distribution expenses related to the growth in sales, and consolidation of selling and marketing expenses of entities acquired in 2021.

•
Total operating expenses from Continuing Operations in 2022 were $40 million, compared to $29.4 million in 2021. Total operating expenses in Q4 2022 were $13.3 million, compared to $9.7 million in Q4 2021.

•
Operating Loss from Continuing Operations in 2022 was $30.8 million, compared to $23 million in Q4 2021. Operating Loss from Continuing Operations in Q4 2022 was $10.7 million, compared to $8.7 million in Q4 2021.

•
Non-IFRS Adjusted EBITDA loss from Continuing Operations in 2022 was $11.5 million, compared to an Adjusted EBITDA loss of $14.3 million in 2021. Non-IFRS Adjusted EBITDA loss from Continuing Operations in Q4 2022 was $1.9 million, compared to an Adjusted EBITDA loss of $9.0 million in Q4 2021. The decrease is mainly attributable to improved performance of the Company's general and administrative expenses such as insurance cost reduction, cost efficiencies from synergies and other corporate expenses reduction.

•	Net Loss from Continuing Operations in 2022 was $24.9 million, compared to $0.7 million in 2021. Net Loss from Continuing Operations in Q4 2022 was $9.7 million, compared to $8.4 million in Q4 2021.

•	Basic Loss per Share from Continuing Operations in 2022 was $3.13, compared to a gain of $0.02 per Share in 2021. Basic Loss per Share in Q4 2022 was $1.32, compared to $0.19 in Q4 2021.

•	Diluted Loss per Share from Continuing Operations in 2022 was $3.81, compared to a loss of $3.62 per Share in 2021. Diluted Loss per Share in Q4 2022 was $1.28, compared to $0.19 per share in Q4 2021.

•
Net loss from Discontinued Operations [3] in 2022 was $166.4 million, compared to $17.9 million in 2021. Net Loss from Discontinued Operations in Q4 2022 was $23.8 million, compared to $4.1 million in Q4 2021.

•
Basic and Diluted Loss per Share from Discontinued Operations in 2022 was $23.2, compared to a loss of $3.08 per Share in 2021. Basic and Diluted Loss per Share in Q4 2022 was $4.7, compared to $0.19 in Q4 2021.

•	Cash and Cash Equivalents as of December 31, 2022 were $2.4 million, compared with $13.9 million in December 31, 2021.

•
Total assets as of December 31, 2022 were $60.7 million, compared to $287.4 million in December 31, 2021, a decrease of 79%. The decrease is mainly attributed to a goodwill impairment of $107.8 million relating to Trichome acquisition and the deconsolidation of Trichome groups assets of $54.7 million.

•	Liabilities as of December 31, 2022 were $36.9 million, compared to $82.4 in December 31, 2021, a decrease of approximately 55%.

Q4 & Full Year 2022 Business Highlights

•
On March 14, 2022, pursuant to an agreement entered into on August 16, 2021, IMC Holdings Ltd. (“IMC Holdings”), a subsidiary of the Company, completed the acquisition of 51% of the issued and outstanding ordinary shares of Revoly Trading and Marketing Ltd. dba Vironna Pharm, a pharmacy licensed to dispense and sell medical cannabis and is one of the leading pharmacies serving patients in the Arab population in Israel.

•
On March 14, 2022, pursuant to an agreement entered into on July 28, 2021, IMC Holdings completed the acquisition of 100% of the issued and outstanding shares of R.A. Yarok Pharm Ltd., a leading medical cannabis pharmacy located in central Israel, and Rosen High Way Ltd., a trade and distribution center providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel.

•
On March 14, 2022, IMC Holdings acquired a medical cannabis storage and distribution license (trading house) from from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (collectively, “Panaxia”), as part of the Panaxia transaction entered into on May 1, 2021.

•
On March 28, 2022, pursuant to an agreement entered into on December 1, 2021, IMC Holdings completed the acquisition of 51.3% of the outstanding ordinary shares of Oranim Plus Pharm Ltd, who holds 99.5% of the rights in the partnership “Oranim Pharm”, resulting in IMC Holdings owning 51% of the rights in “Oranim Pharm”, which is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area.

•
In Q2 2022, the Company closed its cultivation facility in Sde Avraham, Israel to concentrate on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers. In July 2022, Focus Medical received a license which allows it to continue to import cannabis products and supply medical cannabis to patients through licensed pharmacies despite the closure of the facility in Sde Avraham.

•
During Q4, 2022, the Company announced that it closed a private placement, consisting of 599,999 common shares of the Company at a price of US$5.00 per common share for aggregate proceeds of approximately US$3,000,000.

•
On November 7, 2022, the Company announced that it was commencing an exit of the Canadian cannabis market to focus its resources on pursuing growth opportunities in Israel, Germany and Europe. Trichome filed for and obtained creditor protection under the Canadian Companies' Creditors Arrangement Act ("CCAA"). The CCAA proceedings are solely in respect of Trichome. As such, the Company's other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA proceedings. The sale and investment solicitation process conducted by the Ontario Superior Court of Justice did not result in any bids for the going-concern business of Trichome. As such, Trichome and the monitor appointed under the CCAA will proceed with the wind-down of the operations of Trichome and the liquidation of its remaining assets.

The Company's financial statements as of December 31, 2022 includes a note regarding the Company's ability to continue as a going concern. The Company's Q4 2022 financial results do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the "Liquidity and Capital Resources" and "Risk Factors" sections in the Company's management's discussion and analysis for the fiscal year ended December 31, 2022.

The Company's audited consolidated financial statements for the fiscal year ended December 31, 2022 and related management's discussion and analysis, together with its Annual Report on Form 20-F, are available electronically under the Company's SEDAR profile at www.sedar.com and will be available on EDGAR at www.sec.gov/edgar.

Q4 & Full Year 2022 Conference Call

The Company will host a zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently commenced exiting operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. ("Focus Medical"), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp. and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company is exiting operations in Canada and considers these operations discontinued. For more information, please visit www.imcannabis.com.

Company Contact:

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the Company leaving the Canadian cannabis market to focus on Israel, Germany and Europe; achieving profitability and shareholder value; expectations related to demand, growth opportunities in Israel, Germany and Europe; demand and momentum in the Company's Israeli operations; the restructuring of Trichome under CCAA and the expected wind up of Trichome; statements regarding the Company's ongoing restructuring of its operations, including the reduction in its Israeli workforce and the strategic plans of the Company.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the development and introduction of new products; continuing demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company's ability to reach patients through both e-commerce and brick and mortar retail operations; the Company's ability to maintain and renew or obtain required licenses; the effectiveness of its products for medical cannabis patients and recreational consumers; and the Company's ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended December 31, 2022, available under the Company's SEDAR profile at www.sedar.com on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

	For the year ended December 31,		For the three months ended December 31,
	2022	2021	2022	2021
Operating Loss	$(30,791)	$(23,035)	$(10,709)	$(8,741)
Add: Depreciation & Amortization	$2,815	$2,125	$873	$1,022
EBITDA (Non-IFRS)	$(27,976)	$(20,910)	$(9,836)	$(7,719)
Add: IFRS Biological assets fair value adjustments, net (1)	$2,129	$1,448	$188	$(638)
Add: Share-based payments	$2,637	$3,305	$428	$(650)
Add: Costs related to the Nasdaq listing (2)	$-	$1,261	$-	$-
Add: Restructuring cost (3)	$4,383	$-	$-	$-
Add: Other non-recurring costs (4)	$7,336	$570	$7,336	$-
Adjusted EBITDA (Non-IFRS)	$(11,491)	$(14,326)	$(1,884)	$(9,007)

	Year ended Dec 31, 2022	Year ended Dec 31, 2021	Three months ended Dec 31, 2022	Three months ended Dec 31, 2021
Net Revenue	$54,335	$34,053	$14,461	$9,912
Cost of sales	$43,044	$25,458	$11,670	$8,832
Gross profit before fair value adjustments	$11,291	$8,595	$2,791	$1,080
Gross margin before fair value adjustments (Non-IFRS)	21%	25%	19%	11%

[1] Continuing Operations are the ongoing activities of the Company, excluding the segments that are discontinued.

[2] Gross Margin and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS, and therefore they may not be comparable to similar measures presented by other issuers. The closest IFRS measure to Adjusted EBITDA is "operating loss". For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures, see "Non-IFRS Measures" in this press release.

[3] Discontinued Operations are Trichome Financial Corp. and its wholly-owned subsidiaries.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,449	$13,903
Trade receivables	8,684	16,711
Advances to suppliers	1,631	2,300
Other accounts receivable	3,323	14,482
Loans receivable	-	2,708
Biological assets	-	1,687
Inventory	16,585	29,391
	32,672	81,182
NON-CURRENT ASSETS:
Property, plant and equipment, net	5,221	30,268
Investments in affiliates	2,410	2,429
Advance payment for intangible assets of pharmacy	-	3,129
Derivative assets	-	14
Right-of-use assets, net	1,929	18,162
Deferred tax assets, net	763	16
Intangible assets, net	7,910	30,885
Goodwill	9,771	121,303
	28,004	206,206
Total assets	$60,676	$287,388

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

	December 31,
	2022	2021
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$15,312	$13,989
Bank loans and others	9,246	9,502
Other accounts payable and accrued expenses	6,013	20,143
Accrued purchase consideration liabilities	2,434	6,039
Current maturities of operating lease liabilities	814	1,554
	33,819	51,227
NON-CURRENT LIABILITIES:
Warrants measured at fair value	8	6,022
Operating lease liabilities	1,075	17,820
Long-term loans	399	392
Employee benefit liabilities, net	246	391
Deferred tax liability, net	1,332	6,591
	3,060	31,216
Total liabilities	36,879	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital and premium	245,775	237,677
Treasury Stock	(660)	(660)
Translation reserve	1,283	2,614
Reserve from share-based payment transactions	15,167	12,348
Accumulated deficit	(238,913)	(50,743)
Total equity attributable to shareholders of the Company	22,652	201,236
Non-controlling interests	1,145	3,709
Total equity	23,797	204,945
Total equity and liabilities	$60,676	$287,388

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
Canadian Dollars in thousands

	Year ended December 31,
	2022	2021 (*)	2020

Revenues	$54,335	$34,053	$15,890
Cost of revenues	43,044	25,458	7,081
Gross profit before fair value adjustments	11,291	8,595	8,809

Fair value adjustments:
Unrealized change in fair value of biological assets	(315)	6,308	11,781
Realized fair value adjustments on inventory sold in the year	(1,814)	(8,570)	(10,122)
Total fair value adjustments	(2,129)	(2,262)	1,659
Gross profit after fair value adjustments	9,162	6,333	10,468

General and administrative expenses	21,459	17,221	11,549
Selling and marketing expenses	11,473	6,725	3,782
Restructuring expenses	4,383	-	-
Share-based compensation	2,637	5,422	3,382
Total operating expenses	39,952	29,368	18,713
Operating loss	(30,790)	(23,035)	(8,245)
Finance income	6,703	23,544	277
Finance expenses	(1,972)	(673)	(20,504)
Finance income (expense), net	4,731	22,871	(20,227)
Loss before income taxes	(26,060)	(164)	(28,472)
Income tax expense (benefit)	(1,138)	500	262
Net loss from continuing operations	(24,922)	(664)	(28,734)
Net loss from discontinued operations, net of tax	(166,379)	(17,854)	-
Net loss	$(191,301)	$(18,518)	$(28,734)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Canadian Dollars in thousands, except per share data

	Year ended December 31,
	2022	2021 (*)	2020

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) on defined benefit plans	59	21	(30)
Exchange differences on translation to presentation currency	(1,238)	858	1,144
Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods	(1,179)	879	1,114

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation	(246)	530	(124)
Total other comprehensive income (loss)	(1,425)	1,409	990
Total comprehensive loss	(192,726)	(17,109)	(27,744)

Net loss attributable to:
Equity holders of the Company	(188,890)	(17,763)	(28,698)
Non-controlling interests	(2,411)	(755)	(36)
	(191,301)	(18,518)	(28,734)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	(190,162)	(16,357)	(27,808)
Non-controlling interests	(2,564)	(752)	64
	$(192,726)	$(17,109)	$(27,744)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic earnings (loss) per share (in CAD)	$(3.13)	$0.02	$(1.9)
Diluted loss per share (in CAD)	$(3.81)	$(3.62)	$(1.9)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)	$(23.17)	$(3.08)	$-

Loss per share attributable to equity holders of the Company from net loss:
Basic earnings (loss) per share (in CAD)	$(26.30)	$(3.06)	$(1.9)
Diluted loss per share (in CAD)	$(26.98)	$(6.7)	$(1.9)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Canadian Dollars in thousands

	Share capital and premium*)	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2020	$25,947	$-	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Net loss	-	-	-	-	(28,698)	(28,698)	(36)	(28,734)
Total other comprehensive income (loss)	-	-	-	920	(30)	890	100	990

Total comprehensive income (loss)	-	-	-	920	(28,728)	(27,808)	64	(27,744)

Exercise of warrants and compensation options	10,251	-	-	-	-	10,251	-	10,251
Exercise of options	834	-	(222)	-	-	612	-	612
Share-based compensation	-	-	3,382	-	-	3,382	-	3,382
Expired options	8	-	(8)	-	-	-	-	-

Balance as of January 1, 2021	$37,040	$-	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Net loss	-	-	-	-	(17,763)	(17,763)	(755)	(18,518)
Total other comprehensive income	-	-	-	1,385	21	1,406	3	1,409

Total comprehensive income (loss)	-	-	-	1,385	(17,742)	(16,357)	(752)	(17,109)

Issuance of common shares, net of issuance costs of $3,800	195,259	-	-	-	-	195,259	2,948	198,207
Purchase of treasury common shares	-	(660)	-	-	-	(660)	-	(660)
Exercise of warrants and compensation options	4,293	-	-	-	-	4,293	-	4,293
Exercise of options	1,053	-	(920)	-	-	133	-	133
Share-based compensation	-	-	7,471	-	-	7,471	-	7,471
Expired options	32	-	(32)	-	-	-	-	-

Balance as of December 31, 2021	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

*) Including the effect of Share Consolidation (See note 18a).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Canadian Dollars in thousands

	Share capital and premium*)	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(188,890)	(188,890)	(2,411)	(191,301)
Total other comprehensive income (loss)	-	-	-	(1,331)	59	(1,272)	(153)	(1,425)

Total comprehensive loss	-	-	-	(1,331)	(188,831)	(190,162)	(2,564)	(192,726)

Issuance of treasury common shares	-	660	-	-	-	660	-	660
Issuance of shares, net of issuance costs of $178	6,818	-	-	-	-	6,818	-	6,818
Exercise of options	992	-	(659)	-	-	333	-	333
Share-based compensation	-	-	3,767	-	-	3,767	-	3,767
Expired options	289	-	(289)	-	-	-	-	-

Balance as of December 31, 2022	$245,776	$-	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash provided from operating activities:

Net loss	$(191,301)	$(18,518)	$(28,734)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(84)	(7,210)	(11,781)
Fair value adjustment on sale of inventory	4,342	8,796	10,122
Fair value adjustment on Warrants, Investments, and Accounts Receivable	(6,000)	(21,638)	20,155
Depreciation of property, plant and equipment	3,044	3,021	690
Amortization of intangible assets	2,343	1,158	31
Depreciation of right-of-use assets	1,944	1,550	209
Impairment of goodwill	107,854	275	-
Impairment of property, plant and equipment	2,277	-	-
Impairment of intangible assets	7,199	-	-
Impairment of right-of-use assets	1,914	-	-
Finance income, net	6,532	1,262	72
Deferred tax payments (benefit), net	(3,004)	278	(66)
Share-based payments	3,767	7,471	3,382
Share based acquisition costs related to business combination	-	807	-
Revaluation of other accounts receivable	3,982	-	-
Restructuring expenses	8,757	-	-
	144,867	(4,230)	22,814
Changes in non-cash working capital:

Increase (decrease) in trade receivables, net	6,058	(6,602)	(3,534)
Increase (decrease) in other accounts receivable and advances to suppliers	3,622	845	(1,029)
Decrease in biological assets, net of fair value adjustments	565	6,412	11,771
Increase (decrease) in inventory, net of fair value adjustments	883	(19,707)	(12,729)
Increase in trade payables	11,284	5,573	2,135
Changes in employee benefit liabilities, net	(63)	28	59
Increase in other accounts payable and accrued expenses	12,126	2,661	1,929
	34,475	(10,790)	(1,398)
Taxes paid	(681)	(834)	(601)
Net cash used in operating activities	(12,640)	(34,372)	(7,919)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,562)	$(4,578)	$(2,617)
Proceeds from sales of property, plant and equipment	210	-	-
Proceeds from loans receivable	350	7,796	-
Purchase of intangible assets	-	(17)	(93)
Acquisition of businesses, net of cash acquired	-	(12,536)	-
Deconsolidation of subsidiary (see Note 24)	(406)	-	-
Investments in financial assets	-	(13)	(1,347)
Proceeds from sale of investment	-	319	-
Proceeds from (investment in) restricted deposits	-	17	(18)
Net cash used in investing activities	(1,408)	(9,012)	(4,075)

Cash provided by financing activities:

Proceeds from issuance of share capital, net of issuance costs	3,756	28,131	-
Proceeds from issuance of warrants measured at fair value	-	11,222	-
Proceeds from exercise of warrants	-	3,682	6,378
Proceeds from exercise of options	333	133	612
Repayment of lease liability	(1,656)	(633)	(182)
Payment of lease liability interest	(1,429)	(1,347)	(68)
Proceeds from loans	9,636	7,804	-
Repayment of loans	(4,976)	-	-
Interest paid	(902)	(261)	-
Net cash provided by financing activities	4,762	48,731	6,740

CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020

Effect of foreign exchange on cash and cash equivalents	$(2,168)	$(329)	$213

Increase (decrease) in cash and cash equivalents	(11,454)	5,018	(5,041)
Cash and cash equivalents at beginning of year	13,903	8,885	13,926
Cash and cash equivalents at end of year	$2,449	$13,903	$8,885

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$613	$1,678	$107
Conversion of warrant and compensation options into common shares	$-	$611	$-
Issuance of shares in payment of purchase consideration liability	$3,061	$-	$-

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